February 24, 2011 Via Edgar United State Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, DC 20549

Attention:	Katherine Wray, Staff Attorney Patrick Gilmore, Accounting Branch Chief Jaime John, Staff Accountant

	Re:	Tree Top Industries, Inc. Form 8-K Filed February 15, 2011 File No. 000-10210

Dear Mr. Gilmore:

We have filed an amendment to the Form 8-K filed on February 15, 2011 (“8-K/A”) by Tree Top Industries, Inc.’s (“TTI”) in response to your recent comment letter addressed to David Reichman, Chairman of the Board, Chief Executive Officer of TTI, dated February 17, 2011.  The following are our responses to your comments and the numbers thereof correspond to the numbers in your comment letter:

Item 4.01 Changes in Registrant’s Certifying Accountant

	1.	The letter filed as Exhibit 16 to the 8-K/A refers to all disclosure regarding Mark Bailey & Company.

	2.	TTI has amended the 8-K/A so that the disclosure required by Item 304(a)(2)(i) and (ii) of Regulation S-K covers the two most recent fiscal years and subsequent interim period through engagement.

	3.	We have included an updated letter as Exhibit 16 to the 8-K/A which references the 8-K/A, as amended.

TTI hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure.  Furthermore, TTI hereby acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  Finally, TTI hereby acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your correspondence regarding this matter to the undersigned and to Matthew C. McMurdo, Esq. (fax: 646-390-7090).

Very Truly Yours

/s/ David Reichman

Chairman of the Board, Chief Executive Officer

cc: Matthew McMurdo, Esq.